Filed pursuant to Rule 424(b)(5)
Registration Nos. 333-146836
and 333-147307

Prospectus Supplement

(To Prospectus dated November 6, 2007)

20,000,000 Shares

Common Stock

We are offering 20,000,000 shares of our common stock at a price of $2.50 per share. Our common stock is listed on The NASDAQ Global Market under the symbol “PGIC”. On November 12, 2007, the last reported sale price for our common stock was $2.76.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Offering price	$2.5000	$50,000,000
Discounts and commissions to underwriters	$0.1625	$3,250,000
Offering proceeds, before expenses	$2.3375	$46,750,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 3,000,000 additional shares of common stock in the event that the underwriters sell more than 20,000,000 shares in the offering. The underwriters can exercise this right at any time within 30 days of the date of this prospectus supplement. The underwriters expect to deliver the shares of common stock to investors on or about November 16, 2007.

Roth Capital Partners

Sterne, Agee & Leach, Inc.

November 13, 2007

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information. To the extent the information contained in this prospectus supplement differs from or conflicts with the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized, and the underwriters have not authorized, anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only and that any information we have incorporated by reference or included in the accompanying prospectus is accurate only as of the date given in the document incorporated by reference or as of the date of the prospectus, as applicable, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus supplement or the accompanying prospectus to “Progressive,” “PGIC,” the “Company,” “we,” “us” and “our” refer to Progressive Gaming International Corporation, together with our wholly-owned subsidiaries.

Industry and market data used throughout this prospectus is based on independent industry publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness.

We own or have certain rights to use certain trademarks or tradenames that we use in conjunction with the sale or distribution of our products, including, without limitation, each of the following: PitTrak™, TableLink®, Table iD™ and CasinoLink®. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also include trademarks and trade names owned by other parties, and these trademarks and trade names are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is not intended to, and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

SUMMARY

This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including the “Risk Factors” section, and the accompanying prospectus, as well as the financial statements and the other information incorporated by reference herein before making an investment decision.

The Company

We are a global supplier of integrated casino and jackpot management solutions for the gaming industry. This technology is widely used to enhance casino operations and help drive greater revenues for existing products. Our products include multiple forms of regulated wagering solutions in wired, wireless and mobile formats.

We offer a suite of products that when combined, supports every facet of a gaming operation, and consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage into one fully integrated system. The system can support from one venue to several hundred venues in a multi-site configuration. Our current revenues are primarily comprised of software, hardware and support services, which comprise both upfront payments as well as recurring fees.

Previously, we developed, acquired and distributed table and slot game content as well as software products to meet the needs of gaming operators worldwide. In 2004, we began repositioning our business to focus solely on technology and game content and completed a series of acquisitions and divestitures to reposition our company. During the quarter ended June 30, 2007, we entered into an arrangement to divest our slot games division. We completed the sale of our table games division to Shuffle Master, Inc. on September 28, 2007.

Prior to June 30, 2007, our company included both our systems segment and the table and slot games segment pursuant to which we developed, acquired, licensed and distributed proprietary and non-proprietary branded and non-branded table and slot games. As a result of the sale of our slot and table businesses, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets”. In accordance with SFAS 144, all prior period financial statement information contained in this prospectus supplement has been revised to conform to this presentation. For a presentation of the components of the assets and liabilities of discontinued operations along with their comparable carrying values, see Note 2 in the Notes to Consolidated Financial Statements included in our Form 10-Q filed with the United States Securities and Exchange Commission, or the SEC, on August 9, 2007.

Recent Developments

We were defendants in a case filed in the U.S. District Court, Southern District of Mississippi, Jackson Division, on December 27, 2002, which is hereafter referred to as the Webb litigation. The plaintiffs alleged state law interference with business relations claims and federal antitrust violations and contended that we illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. On or about February 21, 2007, judgment was entered in favor of plaintiffs in the amount of $39 million, plus the costs of suit, including reasonable attorneys fees, which plaintiffs claimed were in excess of $4.7 million. Our post-trial claims for relief were denied on October 25, 2007. On November 5, 2007, we executed a Settlement Agreement and Mutual Release with the plaintiffs. We agreed to pay $20 million one business day from execution of the settlement agreement and $4.7 million

30 business days thereafter. No later than two business days after the payments are made, plaintiffs are required to file the necessary pleadings to dismiss the action with prejudice. After the fulfillment of all conditions of the settlement agreement we will have no further obligation with respect to this litigation.

We have been notified by the lender for our senior credit facility that, among other things, the execution of the settlement agreement has caused us to be in default under our senior credit facility. If we are unable to obtain a waiver of or cure any existing event of default, the lender could seek acceleration of the principal outstanding under the senior credit facility, which was approximately $10 million as of September 30, 2007. This acceleration could cause a cross-default under our 11.875% Senior Secured Notes due 2008 and allow our lenders and noteholders to control our assets, which are pledged as collateral under our debt instruments. In addition, prior to the October 25, 2007 ruling described above, we had issued an irrevocable call notice to redeem, on November 19, 2007, $15 million of our 11.875% Senior Secured Notes due August 2008.

Our consolidated financial statements for the year ended December 31, 2006 indicated that we believed that it was probable that the post-trial motions in the Webb litigation would be granted and as a result the jury verdict would be vacated and overturned. In light of the developments described above, our independent registered public accounting firm indicated that, before we would be able to proceed with an offering of securities under the Registration Statement of which this Prospectus Supplement is a part, it would be required to provide an updated audit report on our consolidated financial statements for the year ended December 31, 2006. On November 6, 2007, we filed Audited Consolidated Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, along with the modified audit report of our independent registered public accounting firm related to the financial statements as of and for the year ended December 31, 2006. The audit report, as updated, indicates that the matters discussed above raise substantial doubt about our ability to continue as a going concern.

We intend to use the proceeds from this offering to fund the $15 million pending redemption of the Senior Secured Notes, to repay the entire principal amount outstanding under our senior credit facility, to repay the approximately $4.7 million reimbursement for legal fees under our settlement agreement with Derek Webb and for general corporate purposes, including working capital. In addition, we intend to refinance the remaining $30 million in Senior Secured Notes in early 2008. If we are unable to fund the pending redemption, repay our senior credit facility, or refinance the remaining senior secured notes, the audit report of our independent registered public accounting firm related to the financial statements as of and for the year ended December 31, 2007 may continue to indicate that there is a substantial doubt about our ability to continue as a going concern.

On August 16, 2007, we sold 6,943,333 shares of Common Stock in a private placement at a price of $4.50 per share. The sale of shares resulted in aggregate gross proceeds to us of approximately $31,245,000. We incurred placement agent and other fees of approximately $2,031,000 in connection with the offer and sale of the shares.

On September 26, 2007, we entered into a Purchase Agreement with Shuffle Master, Inc, for the purchase of our world wide table games division assets. Concurrent with the execution of the Purchase Agreement, we entered into a Software Distribution License Agreement whereby we will provide our progressive jackpot system module for use with Shuffle Master’s progressive specialty table games. Pursuant to the Purchase Agreement and the Software Distribution License Agreement, Shuffle Master paid us approximately $19.8 million for our table games assets and $3 million as partial consideration under the Software Distribution License Agreement. Potential Contingent Purchase Price Payments are payable during each twelve month period beginning December 31, 2008 through December 31, 2016 based on the earnings generated by purchased assets (as defined in the Purchase Agreement). The Contingent Purchase Price Payments will not be less than $1,000,000 for the years ended December 31, 2008 and 2009 and not less than $750,000 for the years ended December 31, 2010 and 2011.

Corporate Information

We were incorporated in Nevada in May 1986. Our corporate offices are located at 920 Pilot Road, Las Vegas, Nevada 89119. Our telephone number is (702) 896-3890. Our website address is www.progressivegaming.net. Information contained on our website is not incorporated by reference herein and does not constitute part of this prospectus or any prospectus supplement.

The Offering

Common stock offered by us	20,000,000 shares

Common stock to be outstanding after this offering	61,993,509 shares

Use of proceeds

We intend to use the net proceeds of this offering to fund the redemption of $15 million of our 11.875% senior secured notes, to repay the outstanding indebtedness under our senior secured credit facility (which was approximately $10 million as of September 30, 2007), to pay the approximately $4.7 million reimbursement for legal fees under our settlement agreement with Derek Webb and for general corporate purposes, including working capital. See “Use of Proceeds”.

Dividend policy	We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future.

NASDAQ Global Market Symbol	PGIC

The number of shares of our common stock to be outstanding after this offering is based upon the number of our shares outstanding as of September 30, 2007 and excludes:

•	up to 3,371,090 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plans at a weighted average exercise price of $7.21 per share;

•	up to 1,973,907 shares that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $7.93 per share; and

•	1,622,117 shares of common stock reserved for future grant or issuance under our 2005 Equity Incentive Plan and our Director Stock Option Plan, as amended.

Except as otherwise indicated, information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to 3,000,000 additional shares of common stock.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data. This data has been derived from our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and our unaudited consolidated financial statements for the nine month periods ended September 30, 2006 and 2007, and as of September 30, 2007. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes contained in our annual reports, quarterly reports and recent current reports on file with the Securities and Exchange Commission, which are incorporated by reference into this prospectus supplement. Certain prior period amounts have been reclassified to conform to current period presentations. The results of operations for interim periods are not necessarily indicative of operating results for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2006(1)	2005(2)	2004	2007	2006
				(unaudited)
Systems revenue	$54,669	$44,194	$36,610	$51,874	$40,164
Interior signage	—	5,252	20,014	—	—

Total revenue	$54,669	$49,449	$56,624	$51,874	$40,164
Cost of revenue	27,695	26,948	32,442	23,841	19,685

Gross profit	26,974	22,501	24,182	28,033	20,479

Selling, general and administrative expense	$37,057	$24,907	$24,402	$22,097	$28,831
Research and development expense	10,950	7,171	5,454	7,791	8,174
Depreciation and amortization	6,897	2,036	2,285	5,481	5,070
Net gain on disposal of non-core assets	—	(2,536)	—	—	—
Gain on sale of core intellectual property	—	(2,500)	—	—	—

Total operating expenses	54,904	29,078	32,141	35,369	42,075

Loss from operations	$(27,930)	$(6,576)	$(7,959)	$(7,336)	$(21,596)
Interest expense, net	(7,832)	(8,535)	(9,489)	(8,978)	(5,614)
Loss on early retirement of debt	—	(2,993)	—	(783)	—

Loss from continuing operations before tax benefit	(35,762)	(18,104)	(17,448)	(17,097)	(27,210)
Income tax benefit	—	—	65	—	—

Loss from continuing operations	(35,762)	(18,104)	(17,383)	(17,097)	(27,210)

Income (loss) from discontinued operations, net of taxes	(862)	12,121	17,642	(65,602)	751

Net income (loss)	$(36,624)	$(5,983)	$259	$(82,699)	$(26,459)

Weighted average common shares(3):
Basic	34,527	25,124	21,884	36,010	34,473

Diluted	34,527	27,534	22,359	36,010	35,343

Earnings (loss) per share:
Loss from continuing operations	$(1.04)	$(0.72)	$(0.79)	$(0.47)	$(0.79)
Income (loss) from discontinued operations	(0.02)	0.48	0.79	(1.83)	0.02

Earnings (loss) per share:	$(1.06)	$(0.24)	$0.01	$(2.30)	$(0.77)

(1)	During the quarter ended September 30, 2007, we completed the sale of our world-wide table games division and slot assets. As a result of these sales, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). In accordance with SFAS 144, all prior period financial statement information has been revised to conform to this presentation.
(2)	Effective May 2005, we sold our interior sign division.
(3)	During August 2007, we sold 6,943,333 shares of common stock at $4.50 per share under a private placement.

The following table sets forth certain of our balance sheet data as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma, as adjusted basis,

•

assuming the completion of this offering at the offering price of $2.50 per share, less the underwriting discount and estimated offering expenses payable by us, after giving effect to the redemption of $15 million in face value of our outstanding 11.875% Senior Secured Notes due 2008, the repayment of the entire outstanding indebtedness under our Senior Credit Facility and the payment of $4.7 million in legal fees in connection with our settlement of the Webb litigation; and

•

giving effect to certain payments that occurred subsequent to September 30, 2007, including: $20.0 million for our settlement of the Webb litigation (excluding the $4.7 million in legal fees yet to be paid), $2.3 million related to other settlements and $2.7 million of accrued interest due under our 11.875% Senior Secured Notes due 2008.

	As of September 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited)
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,278	$21,824

Indebtedness:
11.875% Senior Secured Notes due 2008	$44,704	$29,807
Other debt	10,000	—

Total indebtedness	$54,704	$29,807

Stockholders’ equity	$36,193	$80,507

RISK FACTORS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this prospectus supplement, the accompanying prospectus or any document incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus supplement, the accompanying prospectus and in any other documents incorporated herein by reference.

Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Relating to Our Business

Our cash flow from operations and available credit may not be sufficient to meet our capital requirements and, as a result, we could be dependent upon future financing, which may not be available.

Historically, we have not generated sufficient cash flow from operations to satisfy our capital requirements and have relied upon debt and equity financing arrangements to satisfy such requirements. If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. There can be no assurance that our existing credit facility or future financing arrangements will be available on acceptable terms, or at all. We recently obtained a waiver from our senior lender of certain borrowing base and qualified cash covenants, and believe it is likely that we will require another waiver of various covenants if we do not repay all amounts outstanding under our senior credit facility following this offering. If we are unable to maintain existing financing arrangements, including our credit facility, or obtain future financing, on terms acceptable to us, this may pose a significant risk to our liquidity and ability to meet operational and other cash requirements. Additionally, substantially all of our assets are pledged as security to the lenders under our senior secured credit facility and holders of our Notes. The ability of our stockholders to participate in the distribution of our assets upon our liquidation or recapitalization will be subject to the prior claims of our secured and unsecured creditors. Any foreclosure of our assets by such creditors will materially reduce the assets available for distribution to our stockholders.

We have substantial debt and debt service requirements, which could have an adverse impact on our business and the value of our common stock.

On September 30, 2007, our total outstanding debt was approximately $54.7 million. On August 4, 2006, we entered into a three-year senior credit facility. Outstanding principal under the facility, which is currently approximately $10 million, bears interest at a reference rate of interest plus an applicable margin (currently 11.00%) or a LIBOR rate plus an applicable margin. We have been notified by the lender for our senior credit facility that, among other things, the execution of the settlement agreement in connection with the Webb litigation has caused us to be in default under our senior credit facility. In connection with this default, the lender has elected to exercise control authority over certain of our bank accounts. If we are unable to obtain a waiver of or cure any existing event of default, the lender could seek acceleration of the entire principal outstanding under the senior credit facility (which was approximately $10 million as of September 30, 2007), which could cause a cross-default under our 11.875% Senior Secured Notes due 2008 and allow our lenders and noteholders to control our assets which are pledged as collateral under our debt instruments. In addition, we recently issued an irrevocable call notice to redeem, on November 19, 2007, $15 million of our 11.875% Senior Secured Notes due August 2008. We expect to use the net proceeds of this offering to fund the pending $15 million redemption of our senior secured notes and to repay the entire principal amount currently outstanding under our senior credit facility. In addition, we intend to refinance the remaining $30 million in senior secured notes in early 2008. If we fail to redeem the $15 million of senior secured notes on November 19, 2007, our noteholders will have the right to accelerate the maturity of that debt and foreclose upon the collateral securing that debt. In addition, if we fail to comply with the other terms of our debt obligations, including the terms of our senior secured credit facility and our 11.875% senior secured notes due in August 2008, our lenders and the noteholders will have the right to accelerate the maturity of that debt and foreclose upon the collateral securing that debt.

We may incur additional debt in the future. Substantial debt may make it more difficult for us to operate and effectively compete in the gaming industry. The degree to which we and/or one or more of our subsidiaries are leveraged could have important adverse consequences on our value as follows:

•	it may be difficult for us to make payments on our outstanding indebtedness;

•

a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes that would otherwise be operationally value-enhancing uses of such funds;

•	our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;

•

we may be limited in our ability to withstand competitive pressures and may have reduced financial flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;

•	we may be at a competitive disadvantage because we may be more highly leveraged than our competitors and, as a result, more restricted in our ability to invest in our growth and expansion;

•	it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable; and

•	if new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Realization of any of these factors could adversely affect our financial condition and results of operations.

We have received a “going concern” opinion from our independent registered public accounting firm, which may negatively impact our business.

In light of certain prior disclosures in our consolidated financial statements for the year ended December 31, 2006, and the recent developments in the Webb litigation, our independent registered public accounting firm indicated that, before we would be able to proceed with an offering of securities under the Registration Statement of which this prospectus supplement is a part, it would be required to provide an updated audit report on our consolidated financial statements for the year ended December 31, 2006. On November 6, 2007, we filed Audited Consolidated Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, along with the modified audit report of our independent registered public accounting firm related to the financial statements as of and for the year ended December 31, 2006. The audit report, as updated, indicates that the recent developments related to the Webb litigation, the possibility that we could be in default under our senior credit facility, and the pending redemption of $15 million of our senior secured notes raise substantial doubt about our ability to continue as a going concern.

We intend to use the proceeds from this offering to fund the pending redemption of our senior secured notes, and to repay the entire principal amount outstanding under our senior credit facility (which was approximately $10 million as of September 30, 2007). In addition, we intend to refinance the remaining $30 million in senior secured notes in early 2008. However, we cannot guarantee that the proceeds of this offering will be sufficient to fund the pending redemption and allow us to repay our senior credit facility, or that we will be successful in refinancing the remaining senior secured notes in early 2008.

If we are unable to fund the pending redemption, repay our senior credit facility, or refinance the remaining senior secured notes, the audit report of our independent registered public accounting firm related to the financial statements as of and for the year ended December 31, 2007 may continue to indicate that there is substantial doubt about our ability to continue as a going concern. Any failure to dispel any continuing doubts about our ability to continue as a going concern could adversely affect our ability to enter into collaborative relationships with business partners, to raise additional capital and to sell our products, and could have a material adverse effect on our business, financial condition and results of operations.

Our lenders have imposed numerous debt covenants that include financial and operating restrictions that may adversely affect how we conduct our business and potentially reduce our revenues and affect the value of our common stock.

We expect to continue to be subject to numerous covenants in our debt agreements that impose financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct and competitiveness of our current business, which could in turn reduce our revenues and thus affect the value of our common stock. Specifically, these covenants may place restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	use assets as security in other transactions;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets;

•	extend credit;

•	amend agreements related to existing indebtedness; or

•	amend our material contracts.

The terms of our indebtedness require that we meet a number of financial ratios and tests on a quarterly and annual basis, including senior debt leverage ratio, total debt leverage ratio, a minimum EBITDA test, a minimum cash plus availability test and a minimum interest coverage test. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control.

Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, our senior secured credit facility and our senior secured notes. This in turn could have a material adverse effect on our operations, our revenues and thus our common stock value. For example, we have been notified by the lender for our senior credit facility that, among other things, the execution of the settlement agreement in connection with the Webb litigation has caused us to be in default under our senior credit facility. If we are unable to obtain a waiver of or cure any existing event of default, our senior lender could accelerate the outstanding principal and interest under our senior secured credit facility. An acceleration of our indebtedness under our senior secured credit facility could result in a payment default under our senior secured notes, and the trustee of those notes could accelerate the $45 million (or, if we are able to complete the noticed $15 million redemption, $30 million) in outstanding principal and interest under those notes. In the event we were unable to restructure or refinance this debt or secure financing to repay this debt, our lenders could foreclose upon the collateral securing that debt.

Additionally, the covenants governing our indebtedness restrict the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests.

Lastly, we are required by our senior secured notes to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. These expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business, thus potentially affecting the value of our common stock.

If we are unable to develop or introduce innovative products and technologies that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.

Our current and future performance is dependent upon the continued popularity of our existing products and technologies and our ability to develop and introduce new products and technologies that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products and technologies may decline over time as consumer preferences change or as new, competing products or new technologies are introduced by our competitors. If we are unable to develop or market innovative products or technologies in the future, or if our current products or technologies become obsolete or otherwise noncompetitive, our ability to sustain current revenues from our existing customers or to generate additional revenues from existing or new customers would be adversely affected, which, in turn, could materially reduce our profitability and growth potential. In addition, the introduction of new and innovative products and technologies by our competitors that are successful in meeting consumer preferences also could materially reduce our competitiveness and adversely affect our revenues and our business.

The development of new products and technologies requires a significant investment by us prior to any of the products or technologies becoming available for the market. New products, such as new games and refresher versions of our existing games, may not gain popularity with gaming patrons, or may not maintain any popularity achieved. In the event any new products or technologies fail to gain market acceptance or appeal to consumer preferences, we may be unable to recover the cost of developing these products or technologies.

We may not realize expected benefits from the sale of our table game assets to Shuffle Master.

In connection with the recent sale of our table game division, or TGD, assets to Shuffle Master Inc., or Shuffle Master, the purchase agreement for that sale and a related 5-year technology license to integrate our Casinolink Jackpot System, or CJS, progressive jackpot system module for use with Shuffle Master’s progressive specialty table games, we received $3.0 million for the initial integration of our CJS system with Shuffle Master’s tables, which we expect to be completed in the fourth quarter of 2007. The purchase agreement also provides for earn-out payments based on the installed base growth of the TGD assets through 2016 (subject to certain conditions), including $3.5 million in guaranteed minimum payments. We also expect to receive recurring monthly royalty payments for the placement of our CJS on Shuffle Master’s specialty table games. We do not have control over the timing of integration of our CJS progressive jackpot system module for use with certain versions of Shuffle Master’s specialty table games and that integration may be delayed for reasons outside of our control. Furthermore, the timing and amounts of any earn-out or royalty payments related to the sale of the TGD assets and the related license are subject to Shuffle Master’s ownership and operation of those assets, and our inability to manage those assets could result in payments that are substantially lower than we expect, which could adversely affect our revenues and our business.

If we are unable to rapidly develop new technologies, our products and technologies may become obsolete or noncompetitive.

The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. In addition to requiring a strong pipeline of proprietary games, our success is dependent upon new product development and technological advancements, including the continued development and commercialization of the Table iD™ system, our cashless technology, table player tracking technologies, central server-based products and technologies, progressive jackpot systems and integrated management systems. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies or products for bonusing, progressive jackpots, slot accounting, cashless technology, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products at a rapid enough pace. Further technological developments may cause our products or technologies to become obsolete or noncompetitive.

If our current or proposed products or technologies do not receive regulatory approval, our revenue and business prospects will be adversely affected.

Our products and technologies are in various stages of development. Our development efforts are dependent on factors such as obtaining requisite governmental approvals. Each of these products and technologies requires separate regulatory approval in each market in which we do business, and this regulatory approval may either not be granted at all or not be granted in a timely manner, for reasons primarily outside of our control. In addition, we cannot predict with any accuracy which jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, or the timing of any such approvals. A lack of regulatory approval for our products and technologies, or delays in obtaining necessary regulatory approvals, will adversely affect our revenues and business prospects.

For example, RFID (radio frequency identification), CJS (Casino Jackpot Station) and central server-based gaming represent three of our key strategic initiatives over the next several years. While we are moving forward with the regulators in various jurisdictions to obtain required approvals, we are at various stages in the approval and development process for each initiative. We cannot assure you that we will receive the necessary approvals in all of the jurisdictions we have sought approval nor can we assure you that there will not be any production delays in developing and distributing these products and technologies. Any delay in production or in the regulatory process, or a denial of regulatory approval altogether, for any one of these initiatives will adversely impact our revenues and business.

If our products or technologies currently in development do not achieve commercial success, our revenue and business prospects will be adversely affected.

While we are pursuing and will continue to pursue product and technological development opportunities, there can be no assurance that such products or technologies will come to fruition or become successful. Furthermore, while a number of those products and technologies are being tested, we cannot provide any definite date by which they will be commercially viable and available, if at all. We may experience operational problems with such products after commercial introduction that could delay or prevent us from generating revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could materially adversely affect our success. We cannot predict which of the many possible future products or technologies currently in development will meet evolving industry standards and consumer demands. We cannot assure you that we will be able to adapt to technological changes or offer products on a timely basis or establish or maintain a competitive position.

We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales.

Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form or maintain alliances that are important to ensure that our products and technologies are compatible with third-party products and technologies, to enable us to license our products and technologies to potential new customers and into potential new markets, and to enable us to continue to enter into new agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolve, the sales opportunities for our products and technologies could deteriorate.

If any conflicts arise between us and any of our alliance partners, our reputation, revenues and cash position could be significantly harmed.

Conflicts may arise between us and our alliance partners, such as conflicts concerning licensing and royalty fees, development or distribution obligations, the achievement of milestones or the ownership or protection of intellectual property developed by the alliance or otherwise. Any such disagreement between us and an alliance partner could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position:

•	unwillingness on the part of an alliance partner to pay us license fees or royalties we believe are due to us under the strategic alliance;

•

uncertainty regarding ownership of intellectual property rights arising from our strategic alliance activities, which could result in litigation, permit third parties to use certain of our intellectual property or prevent us from utilizing such intellectual property rights and from entering into additional strategic alliances;

•

unwillingness on the part of an alliance partner to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;

•	slowing or cessation of an alliance partner’s development or commercialization efforts with respect to our products or technologies;

•	delays in the introduction or commercialization of products or technologies; or

•	termination or non-renewal of the strategic alliance.

In addition, certain of our current or future alliance partners may have the right to terminate the strategic alliance on short notice. Accordingly, in the event of any conflict between the parties, our alliance partners may elect to terminate the agreement or alliance prior to completion of its original term. If a strategic alliance is terminated prematurely, we would not realize the anticipated benefits of the strategic alliance, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

In addition, in certain of our current or future strategic alliances, we may agree not to develop products independently, or with any third party, directly competitive with the subject matter of our strategic alliances. Our strategic alliances may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our alliance partners may research, develop, or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these strategic alliances. For example, as part of our joint development arrangement with IGT and Shuffle Master, we agreed not to manufacture or sell our intelligent shoe products for a three-year period.

Our failure to protect, maintain and enforce our existing intellectual property or secure, maintain and enforce such rights for new proprietary technology could adversely affect our future growth and success.

Our ability to successfully protect our intellectual property is essential to our success. We protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Certain of our existing and proposed products are covered by patents issued in the United States, which may differ from patent protection in foreign jurisdictions, where our intellectual property may not receive the same degree of protection as it would in the United States. In addition, in many countries intellectual property rights are conditioned upon obtaining registrations for trademarks, patents and other rights, and we have not obtained such registrations in all relevant jurisdictions. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our common stock.

Our future success is also dependent upon our ability to secure our rights in any new proprietary technology that we develop. We file trademark, copyright and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. Our failure to obtain federal protection for our patents and trademarks could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we own, acquire or license may be determined to be invalid or otherwise unenforceable and would, in such case, not provide any protection with respect to the associated intellectual property rights.

If we are unable to effectively promote our trademarks, our revenues and results of operations may be materially adversely affected.

We intend to promote the trademarks that we own and license from third parties to differentiate ourselves from our competitors and to build goodwill with our customers. These promotion efforts will require certain expenditures on our part. However, our efforts may be unsuccessful and these trademarks may not result in the competitive advantage that we anticipate. In such event, our revenues and results of operations may be materially adversely affected by the costs and expenses related to the promotion of such trademarks.

Our competitors may develop non-infringing products or technologies that adversely affect our future growth and revenues.

It is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights. We also rely on unpatented proprietary technologies. It is possible that others will independently develop the same or similar technologies or otherwise obtain access to the unpatented technologies upon which we rely for future growth and revenues. In addition, to protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and strategic partners to enter into confidentiality agreements or agreements containing confidentiality provisions. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Failure to meaningfully protect our trade secrets, know-how or other proprietary information could adversely affect our future growth and revenues.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow.

Significant litigation regarding intellectual property exists in our industry. Competitors and other third parties may infringe our intellectual property rights. Alternatively, competitors may allege that we have infringed their intellectual property rights. Any claims, even those made by third parties which are without merit, could:

•	be expensive and time consuming to defend resulting in the diversion of management’s attention and resources;

•

cause one or more of our patents to be ruled or rendered unenforceable or invalid, or require us to cease making, licensing or using products or systems that incorporate the challenged intellectual property; or

•	require us to spend significant time and money to redesign, reengineer or rebrand our products or systems if feasible.

See “Item 1. Legal Proceedings” in Part II of our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2007 and “Item 3. Legal Proceedings” in our Annual Report on Form 10-K filed with the SEC on March 23, 2007 for a description of various legal proceedings in which we are involved and developments related to those proceedings.

If we are found to be infringing on a third-party’s intellectual property rights, we may be forced to discontinue certain products or technologies, pay damages or obtain a license to use the intellectual property, any of which may adversely affect our future growth and revenues.

If we are found to be infringing on a third party’s intellectual property rights, we may be forced to discontinue certain products or the use of certain competitive technologies or features, which may have a material adverse effect on our future growth and revenues. Alternatively, if the company holding the applicable patent is willing to give us a license that allows us to develop, manufacture or market our products or technologies, we may be required to obtain a license from them. Such a license may require the payment of a license, royalty or similar fee or payment and may limit our ability to market new products or technologies, which would adversely affect our future growth and revenues. In addition, if we are found to have committed patent infringement we may be obligated to pay damages or be subject to other remedies, which could adversely affect the value of our common stock.

Some of our products may contain open source software which may be subject to restrictive open source licenses requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products may contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code related to the licensed open source software available to third parties and/or license such software under the terms of a particular open source license potentially granting third parties certain rights to the software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our revenues and the value of our common stock.

We operate in a highly competitive market and may be unable to successfully compete which may harm our operating results.

We compete with a number of developers, manufacturers and distributors of similar products and technologies. Many of our competitors are large companies that have greater access to capital, marketing and development resources than we have. Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider’s success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. This may make it difficult for us to attract customers who have existing computerized monitoring systems.

Our business and revenues will be negatively affected if we are unable to compete effectively in the markets for our products and technologies. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

•	the relative popularity of our existing products and our ability to develop and introduce appealing new products;

•	our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and

•	our ability to enforce our existing intellectual property rights and to adequately secure, maintain and protect rights for new products.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.

The distribution of gaming products and conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions in which we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of the integrity, financial stability and responsibility of our officers, directors, major stockholders and key personnel. If we fail to comply with the laws and regulations to which we are subject, the applicable domestic or foreign gaming authority may impose significant penalties and restrictions on our operations, resulting in a material adverse effect on our revenues and future business. See our Annual Report on Form 10-K for the year ended December 31, 2006 for a description of the regulations that apply to our business.

Future authorizations or regulatory approvals may not be granted in a timely manner or at all which would adversely affect our results of operations.

We will be subject to regulation in any other jurisdiction where our customers may operate in the future. Future authorizations or approvals required by domestic and foreign gaming authorities may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new products or new technologies or to operate our current products or technologies in new markets. In either case, our results of operations would likely be adversely affected. Gaming authorities can also place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products or technologies for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit. The continued growth of markets for our products and technologies is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, the timing of any such approvals or the level of our penetration in any such markets.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether.

The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

•	general economic conditions;

•	levels of disposable income of casino patrons;

•	downturn or loss in popularity of the gaming industry;

•	the relative popularity of entertainment alternatives to casino gaming;

•	the growth and number of legalized gaming jurisdictions;

•	local conditions in key gaming markets, including seasonal and weather-related factors;

•	increased transportation costs;

•	acts of terrorism and anti-terrorism efforts;

•	changes or proposed changes to tax laws;

•	increases in gaming taxes or fees;

•	legal and regulatory issues affecting the development, operation and licensing of casinos;

•	the availability and cost of capital to construct, expand or renovate new and existing casinos;

•	the level of new casino construction and renovation schedules of existing casinos; and

•	competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

In the event that there is a decline in public acceptance of gaming, this may affect our ability to do business in some markets, either through unfavorable legislation affecting the introduction of gaming into emerging markets, or through resulting reduced casino patronage. We cannot assure you that the level of support for legalized gaming or the public use of leisure money in gaming activities will not decline.

Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily the United Kingdom and Australia, accounted for approximately 40% of our consolidated revenue for the quarter ended September 30, 2007. We expect the percentage of our international sales to continue to increase during the remainder of 2007. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in regulatory requirements;

•	costs to comply with applicable laws;

•	changes in a specific country’s or region’s political or economic conditions;

•	tariffs and other trade protection measures;

•	import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	different regimes controlling the protection of our intellectual property;

•	difficulty in staffing and managing widespread operations;

•	changing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	violations under the Foreign Corrupt Practices Act.

Holders of our common stock are subject to the requirements of the gaming laws of all jurisdictions in which we are licensed.

Pursuant to applicable laws, gaming regulatory authorities in any jurisdiction in which we are subject to regulation may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated, licensed, qualified or found suitable to own our securities. Moreover, the holder of the securities making any such required application is generally required to pay all costs of the investigation, licensure, qualification or finding of suitability.

If any holder of our securities fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder’s securities within the period specified by the applicable gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming law.

Additionally, if a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other rights conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in our securities. We can be sanctioned if we permit any of the foregoing to occur, which may include the loss of our licenses.

We may not realize the benefits we expect from the acquisitions of VirtGame and EndX.

We will need to overcome significant challenges to realize any benefits or synergies from our acquisitions of VirtGame and EndX. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

•	integrating the technologies of the companies;

•	entering markets in which we have limited or no prior experience;

•	obtaining regulatory approval for the central server-based technology;

•	successfully completing the development of VirtGame and EndX technologies;

•	developing commercial products based on those technologies;

•	retaining and assimilating the key personnel of each company;

•	attracting additional customers for products based on VirtGame or EndX technologies;

•	implementing and maintaining uniform standards, controls, processes, procedures, policies and information systems; and

•	managing expenses of any undisclosed or potential legal liability of VirtGame or EndX.

The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of VirtGame and EndX technologies could have an adverse effect on our business, results of operations or financial condition. We may not succeed in addressing these risks or any other problems encountered in connection with these transactions. The inability to successfully integrate the technology and personnel of VirtGame and EndX, or any significant delay in achieving integration, including regulatory approval delays, could have a material adverse effect on us and, as a result, on the market price of our common stock.

Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services, accounting and personnel;

•	difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;

•	diversion of financial and management resources from existing operations;

•	difficulties in obtaining regulatory approval for technologies and products of acquired companies;

•	potential loss of key employees;

•	dilution of our existing stockholders if we finance acquisitions by issuing convertible debt or equity securities, which dilution could adversely affect the market price of our stock;

•	inability to generate sufficient revenues to offset acquisition or investment costs; and

•	potential write-offs of acquired assets.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.

Our business will be seriously jeopardized if we are unable to attract and retain key employees.

Our success depends on the continued contributions of our principal management, development and scientific personnel, and the ability to hire and retain key personnel, particularly in the technology area and continue to grow our existing businesses. We face intense competition for such personnel. The loss of services of any principal member of our management team could adversely impact our operations and ability to raise additional capital.

If our products or technologies contain defects, our reputation could be harmed and our results of operations adversely affected.

Some of our products and technologies are complex and may contain undetected defects. The occurrence of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, licenses, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products or technologies and loss of sales.

As our business is subject to quarterly fluctuation, our operating results and stock price could be volatile, particularly on a quarterly basis.

Our quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approval or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets, and our operating results have historically been lower in quarters with lower sales. In addition, historically, up to approximately 40% of our revenues have been based on cash-based licensing transactions, the majority of which are generated from intellectual property, content and technology licensing activities. Most of these non-recurring transactional revenues are from gaming supplier original equipment manufacturers, or OEMs, and service providers. Each such transaction has been unique, depending on the nature, size, scope and breadth of the intellectual property, content, or technology that was being licensed and/or the rights the licensee or the buyer wishes to obtain. Also, these licensing transactions often take several months, and in some cases, several quarters, to negotiate and consummate. As a result, our quarterly revenues and net income may vary based on how and when we record these cash-based transactions, and our operating results and stock price could be volatile, particularly on a quarterly basis.

Risks Relating to This Offering

The share price of our common stock may be volatile and could decline substantially.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:

•	periodic variations in the actual or anticipated financial results of our business or of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;

•	public sales of a substantial number of shares of our common stock; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	changes in market conditions that can affect the demand for the products we sell;

•	quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;

•	general economic conditions that affect the availability of disposable income among consumers; and

•	the actions of our competitors.

If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.

Our management team will have broad discretion to allocate the proceeds of this offering and may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

Management will have broad discretion over the use of proceeds from this offering. The net proceeds from our sale of common stock in this offering will be used to fund the redemption of $15 million of our 11.875% Senior Secured Notes, to repay the entire outstanding indebtedness under our senior secured credit facility (which was approximately $10 million as of September 30, 2007), to pay approximately $4.7 million for the reimbursement of legal fees under our settlement agreement with Derek Webb to provide working capital and for other general corporate purposes. Other than the $15 million for redemption of our Senior Secured Notes, we have not reserved or allocated specific amounts of the net proceeds from this offering for the foregoing purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

Future sales of our common stock may depress our stock price.

The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock after this offering or the perception that such sales may occur. Such sales of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the estimated approximately 61.9 million shares that will be outstanding following the completion of this offering:

•	approximately 61.4 million shares generally will be freely tradable in the public market, including all of the shares offered by this prospectus; and

•

approximately 558,000 additional shares may be sold after the expiration of 90-day lock-up agreements that will be entered into by our executive officers and directors, subject to compliance with the volume limitations and other restrictions of Rule 144.

Additionally, as of September 30, 2007, there were outstanding options, restricted share grants, and warrants to purchase an aggregate of approximately 5.9 million of our shares and we may grant options to purchase up to approximately 1.6 million additional shares under our stock option plans. Shares issued on exercise of those instruments would be freely tradable in the public market, except for any that might be acquired by our officers or directors. However, any of those shares that might be acquired by any of our officers and directors could be sold after the expiration of their 90-day lock-up agreements, subject to compliance with the volume limitations and other restrictions of Rule 144.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, up to 5,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future.

We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions. Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lenders. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could affect the price investors may be willing to pay for our common stock.

The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without the approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that certain of our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. Because these anti-takeover provisions may result in our being perceived as a potentially more difficult takeover target, this may affect the price investors are willing to pay for shares of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about:

•	our expectations regarding our future, including pending gaming and patent approvals and the denial, suspension or revocation of privileged operating licenses by governmental authorities;

•	our projections relating to products, sales, revenues and earnings;

•	our use of proceeds from this offering, including the proposed repayment of our existing senior secured credit facility;

•	earn-out or royalty payments resulting from the sale of our TGD assets and the related technology license with Shuffle Master;

•	delay in the introduction of new products and our ability to develop or introduce innovative products;

•	our ability to realize benefits from the acquisition of VirtGame, EndX and any other acquisitions;

•	our success in forming and maintaining strategic alliances;

•	overall industry environment, competitive pressures and general economic conditions;

•	the growth of the gaming industry and the direction of certain gaming industry trends;

•	customer acceptance of and benefits from our products;

•	the financial impact and results of any pending or future litigation;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our financial condition and debt service obligations; and

•	our compliance with the terms of our debt agreements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail in the documents incorporated by reference herein, usually under the heading “Risk Factors”. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement.

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement, the accompanying prospectus, and the registration statement of which this prospectus supplement is a part, and understand that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our common stock, you should carefully consider the risk factors incorporated by reference herein, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein.

LIQUIDITY AND CAPITAL RESOURCES

Based on our current operating plan, management believes existing cash, cash forecasted by management to be generated by operations and proceeds from this offering will be sufficient to meet our working capital and capital requirements through at least December 31, 2007. However, if events or circumstances occur such that we do not meet our plans as expected, we may not be able to meet our obligations. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms or available at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

Following is a summary of the significant factors that will impact our liquidity and capital resources in the next 12 months:

On November 5, 2007, we executed a Settlement Agreement and Mutual Release in connection with the Webb litigation. We paid $20 million from existing cash on hand one business day from execution of the settlement agreement and will pay $4.7 million for Webb’s previously claimed attorney fees 30 business days thereafter. After the fulfillment of all conditions of the settlement agreement, we will have no further obligation with respect to the Webb litigation.

We have been notified by the lender for our senior credit facility that, among other things, the execution of the settlement agreement has caused us to be in default under our senior credit facility. If we are unable to obtain a waiver of or cure any existing event of default, the lender could seek acceleration of the principal outstanding under the senior credit facility (which was approximately $10 million as of September 30, 2007). We intend to repay the principal outstanding under our senior credit facility with the proceeds of this offering.

We also have approximately $45 million of 11.875% senior secured notes due August 2008. We have issued an irrevocable notice to redeem $15 million of these notes on November 19, 2007, and intend to finance this redemption with the proceeds of this offering. We intend to refinance the remaining $30 million of the notes in early 2008. We intend to evaluate potential financing alternatives including possible issuances of equity, debt or a combination of both.

We believe that if we are not successful in completing this offering or obtaining additional financing, then existing cash and cash forecasted by management to be generated by operations will not be sufficient to meet our debt repayment obligations and other obligations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $46.5 million. If the underwriters exercise the over-allotment option in full, the net proceeds of the shares we sell will be approximately $53.5 million. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of this offering.

We intend to use the net proceeds of this offering to fund the redemption of $15 million of our 11.875% senior secured notes, to repay the entire indebtedness outstanding under our senior secured credit facility (which was approximately $10 million as of September 30, 2007), to pay the approximately $4.7 million remaining amounts outstanding under our settlement agreement with Derek Webb and for general corporate purposes, including working capital. Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities and our management will have significant flexibility in applying the net proceeds of this offering.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

CAPITALIZATION

The following sets forth our cash and cash equivalents and our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma, as adjusted basis,

•

assuming the completion of this offering at the offering price of $2.50 per share, less the underwriting discount and estimated offering expenses payable by us, after giving effect to the redemption of $15 million in face value of our outstanding 11.875% Senior Secured Notes due 2008, the repayment of the entire outstanding principal under our Senior Credit Facility and the payment of $4.7 million in legal fees in connection with our settlement of the Webb litigation; and

•

giving effect to certain payments that occurred subsequent to September 30, 2007 but prior to the completion of this offering; including: $20.0 million for our settlement of the Webb litigation (excluding the $4.7 million in legal fees yet to be paid), $2.3 million related to other settlements and $2.7 million of accrued interest due under our 11.875% Senior Secured Notes due 2008.

	As of September 30, 2007
	Actual	Pro Forma As Adjusted
	(unaudited, amounts in thousands, except share data)
Cash and cash equivalents	$30,278	$21,824

Indebtedness:
11.875% Senior Secured Notes due 2008	$44,704	$29,807
Senior Credit Facility	10,000	—

Total indebtedness, net	$54,704	$29,807

Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized; none issued and outstanding, actual and pro forma as adjusted	—	—
Common stock, $0.10 par value, 100,000,000 shares authorized; 41,993,509 shares issued and outstanding, actual; 61,993,509 shares issued and outstanding, pro forma	$4,199	$6,199
Additional paid-in capital	261,506	306,006
Other comprehensive loss	5,520	5,520
Accumulated deficit	(233,209)	(235,395)
Less treasury stock, 317,174 shares, at cost	(1,823)	(1,823)

Total stockholders’ equity	36,193	80,507

Total capitalization	$90,987	$110,314

The number of shares of common stock as reflected in the actual and as adjusted columns above is based on the actual number of shares outstanding as of September 30, 2007, and does not include, as of that date:

•	up to 3.4 million shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plans at a weighted average exercise price of $7.21 per share;

•	up to 2.0 million shares that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $7.93 per share;

•	1.6 million shares of common stock reserved for future grant or issuance under our 2005 Equity Incentive Plan and our Director Stock Option Plan, as amended; and

•	3.0 million additional shares of common stock exercisable by the underwriters pursuant to their option.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC and Sterne, Agee & Leach, Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the us, the number of shares set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC	19,000,000
Sterne, Agee & Leach, Inc.	1,000,000

Total	20,000,000

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days from the date of this prospectus supplement to buy up to an additional 3,000,000 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus supplement. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $0.0815 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will equal 6.5% of the gross proceeds of this offering, or approximately $0.1625 per share of common stock based upon a public offering price of $2.50 per share. Subject to the closing of this offering, Roth Capital Partners, LLC has agreed to reimburse us $200,000 in connection with a $400,000 forbearance fee we paid to the lender under our senior credit facility.

We estimate the total expenses of the offering to us, excluding underwriting commissions and discounts, to be $250,000.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

The underwriters have advised us that they may make short sales of our common stock in connection with this offering. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any such short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, as amended, they may engage in transactions, including stabilizing bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The NASDAQ Global Market or otherwise, and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet sites or through other online services maintained by any underwriter and/or selling group members, if any, participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by any underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in their capacity as underwriters or selling group members and should not be relied upon by investors.

Our common stock is traded on The NASDAQ Global Market under the symbol “PGIC.”

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Roth Capital Partners, LLC, on behalf of the underwriters, for a period of 90 days, subject to an 18 day extension under certain circumstances, following the date of this prospectus supplement, subject to certain exceptions. In addition, all of our directors and executive officers have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of such stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC, on behalf of the underwriters, for a period of 90 days, subject to an 18 day extension under certain circumstances, from the date of this prospectus supplement. This consent may be given at any time without public notice.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Robert B. Ziems, Esq., Executive Vice President and General Counsel of Progressive. Certain legal matters as to United States law will be passed upon for us by Cooley Godward Kronish LLP. Certain legal matters as to Nevada law will be passed upon for us by Brownstein Hyatt Farber Schreck, P.C. The underwriter has been represented by DLA Piper US LLP, Phoenix, Arizona.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2006 as set forth in their report, which is included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2007, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their report, which is included in our Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2006 and are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in the related registration statement. These financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2005 and 2004 have been audited by BDO Seidman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus supplement, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.progressivegaming.net.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Form 10-K/A Amendment No. 1 filed with the SEC on March 23, 2007 and October 19, 2007, respectively;

•

Quarterly reports on Form 10-Q for the three month period ended March 31, 2007, filed with the SEC on May 15, 2007, the three and six month periods ended June 30, 2007, filed with the SEC on August 9, 2007 and the three and nine month periods ended September 30, 2007, filed with the SEC on November 9, 2007;

•

Current reports on Form 8-K and Form 8-K/A filed with the SEC on February 12, 2007, March 2, 2007, March 26, 2007, August 14, 2007, August 17, 2007, September 26, 2007, October 1, 2007, October 4, 2007, October 31, 2007, November 1, 2007 and November 6, 2007 (except for the information in any of the foregoing Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 therein);

•

The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 2, 1993, and any amendment or report filed for the purpose of updating that description; and

•

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the last offering of the securities under this prospectus supplement.

You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statement, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s website or our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained in our website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus supplement or the related registration statement.

You may request a copy of our SEC filings at no cost, by telephoning or writing us at the following address:

Progressive Gaming International Corporation

920 Pilot Road, P.O. Box 98686

Las Vegas, NV 89119

Attn: Investor Relations

(702) 896-3890

PROSPECTUS

$50,000,000

Progressive Gaming International Corporation

Common Stock

Our common stock is listed on The NASDAQ Global Market under the symbol “PGIC.” On November 5, 2007, the last reported sale price of our common stock on The NASDAQ Global Market was $4.10 per share.

From time to time, we may sell shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of the offering, with an aggregate initial offering price of up to $50 million. Each time we offer shares, we will provide you with a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus and as updated in our future filings made with the Securities and Exchange Commission, or the SEC, which are incorporated by reference in this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The securities may be sold by us to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2007.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security.

About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration statement, we may sell common stock in one or more offerings up to a total dollar amount of $50 million. Each time we sell any of our common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with any applicable prospectus supplement and the documents incorporated by reference into this prospectus, include all material information relating to this offering. You should carefully read both this prospectus and any applicable prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying common stock in this offering.

i

SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus. Reference to “we,” “us,” “our,” “our company,” “the Company,” and “PGIC” refers to Progressive Gaming International Corporation and its subsidiaries, unless the context requires otherwise.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

We are a global supplier of integrated casino and jackpot management solutions for the gaming industry. This technology is widely used to enhance casino operations and help drive greater revenues for existing products. Our products include multiple forms of regulated wagering solutions in wired, wireless and mobile formats.

Previously, we developed, acquired and distributed table and slot game content as well as software products to meet the needs of gaming operators worldwide. In 2004, we began repositioning our business to focus solely on technology and game content and completed a series of acquisitions and divestitures to reposition our company. In the quarter ended June 30, 2007, we entered into an arrangement to divest our slot division, and we completed the sale of our table games division to Shuffle Master, Inc. on September 28, 2007. Prior to June 30, 2007, our company consisted of the following segments:

•

Table and Slot Games. Our table and slot games segment developed, acquired, licensed and distributed proprietary and non-proprietary branded and non-branded table and slot games. Our recurring slot and table revenues primarily consisted of: (i) fixed periodic rental fees, (ii) periodic revenue share arrangements for a percentage of the “net win” (“net win” produced by a gaming device is defined as the gross revenue minus all jackpots, payouts and any approved claims) or (iii) periodic license fees for proprietary game content provided to third parties for use on their game hardware. Our non-recurring slot and table revenues primarily consisted of (i) the sale of our game hardware, (ii) the perpetual license of our proprietary content, and (iii) license fees for the use of our game patents.

•

Systems. Our systems segment offers a suite of products that when combined, supports every facet of a gaming operation, and consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage into one fully integrated system. The system can support from one venue to several hundred venues in a multi-site configuration. Systems revenues are primarily comprised of software, hardware and support services, which comprise both upfront payments as well as recurring fees.

As a result of the sale of our slot and table businesses, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets—see Note 2 in the Notes to Consolidated

Financial Statements included in our Form 10-Q filed with the SEC on August 9, 2007. With respect to our segments, we evaluate performance and allocate resources based upon profit or loss from operations before income taxes, which is described in our Form 10-Q as filed with the SEC on August 9, 2007.

We were incorporated in Nevada in May 1986. Our corporate offices are located at 920 Pilot Road, Las Vegas, Nevada 89119. Our telephone number is (702) 896-3890. Our website address is www.progressivegaming.net. Information contained on our website does not constitute part of this prospectus or any prospectus supplement.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, as filed with the SEC on August 9, 2007, which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in subsequent filings with the SEC. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of PGIC, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “RISK FACTORS,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock under this prospectus to repay debt and for general corporate purposes.

PLAN OF DISTRIBUTION

We may sell our common stock covered by this prospectus in any of three ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

We may distribute the common stock:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Each time we offer and sell shares of our common stock covered by this prospectus, we will provide a prospectus supplement or supplements that will describe the method of distribution and set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the amounts of securities underwritten or purchased by each of them;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional common stock from us;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the public offering price of the common stock;

•	any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Underwriters or dealers may offer and sell the offered common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any common stock, the common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions described above. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters or dealers. Generally, the underwriters’ or dealers’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters or dealers will be obligated to purchase all of the common stock if they purchase any of the common stock, unless otherwise specified in the prospectus supplement. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

We may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering. Stabilizing transactions permit bids to purchase the underlying security for the purpose of fixing the price of the security so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

Similar to other purchase transactions, an underwriter’s purchase to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If such transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Robert B. Ziems, Esq., Executive Vice President and General Counsel of PGIC.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2006 as set forth in their report, which is included in our Current Report on Form 8-K filed with the SEC on November 6, 2007, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their report, which is included in our Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2006 and are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2005 and 2004 have been audited by BDO Seidman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete. You should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering:

•	Annual report on Form 10-K for the year ended December 31, 2006, and Form 10-K/A Amendment No. 1 filed with the SEC on March 23, 2007 and October 19, 2007, respectively;

•

The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 2, 1993, and any amendment or report filed for the purpose of updating that description;

•

Quarterly reports on Form 10-Q for the three month period ended March 31, 2007, filed with the SEC on May 15, 2007 and the three and six month periods ended June 30, 2007, filed with the SEC on August 9, 2007;

•

Current reports on Form 8-K and Form 8-K/A filed with the SEC on February 12, 2007, March 2, 2007, March 26, 2007, August 14, 2007, August 17, 2007, September 26, 2007, October 1, 2007, October 4, 2007, October 31, 2007, November 1, 2007 and November 6, 2007 (except for the information in any of the foregoing current reports on Form 8-K furnished under Item 2.02 or Item 7.01 therein).

In accordance with Section 412 of the Securities Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. You may request a copy of the above filings at no cost, by writing or telephoning us at the following address or telephone number:

Progressive Gaming International Corporation

920 Pilot Road, P.O. Box 98686

Las Vegas, NV 89119

Attn: Investor Relations

(702) 896-3890

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

20,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

November 13, 2007

Roth Capital Partners

Sterne, Agee & Leach, Inc.

You should rely only on information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give different information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is correct only as of its respective date, regardless of the time of delivery of this prospectus or any sale of these securities.